The Norman Law Firm PLLC.

8720 Georgia Avenue Ste. 906

Silver Spring, MD 20910

(301) 588-4888 (phone)

(301) 588-4887 (fax)

enorman@normanlawfirm.net

March 3, 2009

United States Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.W.

Washington, DC 20549

Re: Dove Energy Inc.
Form 20FR12G/A filed December 10, 2008
File No: 0-53479

Dear Sir/ Madam:

As counsel to Dove Energy, Inc. ( the “Registrant”), I am in receipt of your comment letter dated February 18, 2009. We are currently working on the amendment to the referenced report and we anticipate filing our response to your comments and the amendment no later than March 13, 2009.

Please contact me regarding any questions concerning the above.

Sincerely,

/s/ Elton F. Norman

Elton F. Norman, Esquire

EFN:abw

Cc: Victor DeLaet